FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Ventures Non-Brokered Private Placement

December 29, 2005, Vancouver, BC.  Freegold Ventures Limited announces a non-brokered private placement of 1,500,000 common shares at a price of $0.20 per common share for gross proceeds of $300,000.  No finder’s fee or commission will be paid.  Proceeds will be used for general working capital purposes and to fund the ongoing evaluation of acquisition opportunities.  The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and evaluating advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the Company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF.

On behalf of the Board of Directors	For further information: Investor Relations: 1.800.667.1870 2303 West 41st Avenue, Vancouver, BC www.freegoldventures.com

"Steve Manz"

Steve Manz President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission